Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended May 31, 2020 of Aphria Inc. of our report dated July 28, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-233426) of Aphria Inc. of our report dated May 31, 2020 referred to above. We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada July 28, 2020

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.